Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 21, 2007

Relating to Preliminary Prospectus dated June 7, 2007

Registration No. 333-141634

CARE INVESTMENT TRUST INC.

FREE WRITING PROSPECTUS

This Free Writing Prospectus is being filed to advise you of the changes set forth below that will be included in Amendment No. 3 to the Registration Statement on Form S-11 (333-141634) that will be filed on June 21, 2007.

Reduction in Offering Size and Use of Proceeds:

We are offering a total of 15,000,000 shares of our common stock to the public in this offering. The net proceeds to us from the sale of shares of our common stock in this offering, after deducting the underwriting discounts and commissions and other estimated offering expenses, will be approximately $222.1 million (assuming an initial public offering price of $16 per share). If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $255.8 million.  We plan to use $200.8 million of the net proceeds from this offering  to fund a portion of the purchase price for the contribution to us of the initial assets, a portfolio of healthcare-related mortgage assets by CIT Real Estate Holding Corporation, or CIT Holding, with the remainder, if any, used for our targeted investments and general corporate purposes. We will also issue 5,256,250 shares of our common stock to CIT Holding in partial consideration for the contribution of our initial assets.  As of the closing of this offering and the contribution of the initial assets to us, CIT Group, through CIT Healthcare LLC, our Manager, and CIT Holding, will own approximately 27.9% of our outstanding common stock.

Reduction of the Initial Assets:

As a result of a notice of prepayment received by our Manager relating to one of our initial assets, we have reduced the total initial assets that we will purchase with the proceeds from this offering. A $20.0 million participation in a senior credit facility secured by a California hospital portfolio disclosed as one of our initial assets in the Preliminary Prospectus dated June 7, 2007, which consists of acute care hospitals and a psychiatric hospital, was removed from the portfolio of initial assets and will not be contributed to us upon closing of this offering. As a result, our total commitment and the total principal balance of the initial assets to be contributed to us, as of March 31, 2007, is $293,590,000 and $280,290,000, respectively, instead of $311,316,600 and $300,238,000, respectively.

Revision to First Right to Invest Policy:

Our Manager has revised its policy to provide that we have the first right to invest in any mortgage loan that our Manager originates or otherwise identifies for 12 months from the closing of this offering, and thereafter, a first right to invest in any mortgage loan with a total principal amount over $75.0 million.

Reduction in Shares Granted to Our Manager:

Upon consummation of this offering, we will grant to our Manager under our Manager Equity Plan 607,690 fully vested shares of our common stock rather than 587,520 vested shares and 587,520 shares of restricted stock that would vest ratably over three years from the date of grant.

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The issuer has filed a registration statement (including a prospectus) with the SEC for this offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or at the link below.  Alternatively, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037 or from Merrill Lynch & Co. by calling toll-free 1-866-500-5408.

To review a filed copy of our current registration statement, click on the following link:  http://www.sec.gov/Archives/edgar/data/1393726/000095013607004021/file1.htm

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